UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

         [ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year end December 31, 1998

                                       OR


         [   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from       to
                               -----    -----

Commission file number 1-9618



                      NAVISTAR RETIREMENT ACCUMULATION PLAN
                      -------------------------------------
                            (Full Title of the Plan)




                       NAVISTAR INTERNATIONAL CORPORATION
                       ----------------------------------
                         455 North Cityfront Plaza Drive
                             Chicago, Illinois 60611

                 (Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

     PAGE 2
                              REQUIRED INFORMATION


         Navistar Retirement Accumulation Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 1998 and 1997, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                    EXHIBITS
                                    --------


Exhibit Number                Description                              11-K Page
--------------                -----------                              ---------

      23                      Consent of Deloitte & Touche LLP            E-1


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                               Navistar Retirement Accumulation Plan
                               -------------------------------------
                               By: Navistar International Transportation Corp. Plan Administrator


                                       By:    /s/ Mark T. Schwetschenau
                                              ------------------------------
                                       Name:      Mark T. Schwetschenau
                                       Title:     Vice President and Controller
                                                  (Principal Accounting Officer)


                                                  June 2, 1999

                                                                      APPENDIX 1

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

    TABLE OF CONTENTS                                                    Page
    -----------------                                                    ----

    INDEPENDENT AUDITORS' REPORT                                           1

    FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997
    AND FOR THE YEARS THEN ENDED:
       Statements of Net Assets Available for Benefits                     2
       Statements of Changes in Net Assets
          Available for Benefits                                           3
       Notes to Financial Statements                                     4-10


    SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND
    FOR THE YEAR THEN ENDED:
       Schedule of Assets Held for Investment Purposes - Item 27(a)       11
       Schedule of Reportable Transactions - Item 27(d)                 12-13


    All other schedules are omitted because of the absence of the conditions under which they are required.

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Navistar International Transportation Corp:

We have audited the accompanying financial statements of the Navistar Retirement Accumulation Plan (the "Plan") as of December 31, 1998 and 1997, and for the years then ended, listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.


DELOITTE & TOUCHE LLP
May 14, 1999
Chicago, Illinois

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------


ASSETS                                                     1998          1997
------                                                     ----          ----

INVESTMENTS:
  Navistar Pooled Stock Master Trust Fund  -
    at market value  (1998 - 59,374 units of
    participation, cost $377,259, and  1997 -
    21,643 units of participation, cost $122,450)       $  445,304    $  142,410
  American Express Trust Collective Income Fund II -
    at market value (1998 - 10,440 shares,
    cost $186,344, and 1997 - 12,411 shares,
    cost $214,271)                                         192,630       219,663
  American Express Trust Equity Index Fund -
    at market value (1998 - 31,105 shares,
    cost $907,254, and 1997 - 8,879 shares,
    cost $219,017)                                       1,089,170       241,973
  IDS Selective Fund (Y) -
    at market value (1998 - 34,088 shares,
    cost $315,330, and 1997 - 7,537 shares,
    cost $69,103)                                          316,128        69,193
  IDS New Dimensions Fund (Y) -
    at market value (1998 - 40,233 shares,
    cost $1,036,093, and 1997 - 15,428 shares,
    cost $370,122)                                       1,160,524       368,141
  Templeton Foreign Fund -
    at market value (1998 - 34,776 shares,
    cost $341,382, and 1997 - 13,169 shares,
    cost $147,440)                                         291,773       131,028
  Frank Russell Aggressive Balanced Fund -
    at market value  (1998 - 89,047 shares,
    cost $1,142,362, and 1997 - 18,101  shares,
    cost $198,372)                                      1,335,086        229,480
  Participant loans                                       123,667         56,219
                                                       ----------     ----------
          Total investments                             4,954,282      1,458,107


  RECEIVABLES:

  Participant pre-tax contributions                        78,991         25,014
  Employer discretionary retirement contributions       1,873,915        701,483
  Employer matching contributions                         109,355         34,841
                                                       ----------     ----------

          Total receivables                             2,062,261        761,338
                                                       ----------     ----------

  NET ASSETS AVAILABLE FOR BENEFITS                    $7,016,543     $2,219,445
                                                       ==========     ==========

See notes to financial statements.

--------------------------------------------------------------------------------

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------

                                                           1998          1997
                                                           ----          ----
ADDITIONS TO NET ASSETS:
------------------------

Investment income:
  Net realized/unrealized appreciation
    in fair value of investments                      $   485,877    $    65,270
  Interest and dividend income                            121,269         43,178
                                                       ----------     ----------
    Total investment income                               607,146        108,448

Contributions:
   Participant pre-tax contributions                    1,006,190        184,576
   Employer discretionary retirement contributions      1,898,353        701,483
   Employer matching contributions                        282,730         65,037
                                                       ----------     ----------
    Total contributions                                 3,187,273        951,096

Rollovers from other qualified plans                      996,135        700,145
Transfers from other qualified plans - net                 46,828        293,949
                                                       ----------     ----------

    Total additions to net assets                       4,837,382      2,053,638
                                                       ----------     ----------

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants                              40,284          2,741
                                                       ----------     ----------
    Total deductions from net assets                       40,284          2,741
                                                       ----------     ----------

    Net increase                                        4,797,098      2,050,897

NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR                                    2,219,445        168,548
                                                       ----------     ----------

   END OF YEAR                                         $7,016,543     $2,219,445
                                                       ==========     ==========

See notes to financial statements.

--------------------------------------------------------------------------------

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------


NOTES TO FINANCIAL STATEMENTS FOR THE YEARS
ENDED DECEMBER 31, 1998 AND 1997
--------------------------------

 1.      DESCRIPTION OF THE PLAN

         The following description of the Navistar Retirement Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         General - The Plan is sponsored by Navistar International Transportation Corp. (the "Company") to provide savings and retirement benefits for certain eligible salaried employees of the Company and of certain of its affiliates that are participating under the Plan who were first hired on or after January 1, 1996 and who meet certain length of service requirements. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the "Code") and to modify the provisions of the Plan. Administrative expenses relating to the Plan are paid by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Trustee, American Express Trust, is authorized to hold and invest the assets of the Plan in accordance with the provisions of the Trust Agreement between the Company and the Trustee.

         Contributions - Contributions may be made to the Plan only on a pre-tax basis. Pre-tax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 15 percent of a participant's annual compensation or a prescribed dollar amount, indexed for inflation ($10,000 for 1998, and $9,500 for 1997). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants in the pre-tax salary reduction portion of the Plan and no pre-tax salary reduction contributions may be made until such time as such employees would otherwise become eligible to and do elect participation in that portion of the Plan.

         The Plan permits the Company to make matching and discretionary contributions. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service. The Company matches 50 percent of the first 6 percent of eligible compensation deferred by the participant. Discretionary retirement contributions are allocated to eligible members based on the participant's age at year-end and eligible compensation.

         Non-vested Company matching and discretionary contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

         Investment Options - Participants may direct the investment of their pre-tax salary reduction and rollover account assets as follows:



         o American Express Trust Collective Income Fund II is a collective investment fund which invested in a diversified pool of investment contracts varying in maturity date, size and yield and short-term cash instruments.

         o American Express Trust Equity Index Fund is a collective investment fund which invested primarily in nearly all of the same stocks as are in the Standard & Poor's 500 stock index.

         o   IDS  Selective Fund (Y) is a  mutual fund which invested  primarily
             in  investment  grade  corporate  bonds,   government   bonds,  and
             other  debt securities.

         o IDS New Dimensions Fund (Y) is a mutual fund which invested primarily in common stocks of United States companies.

         o Templeton Foreign Fund is a mutual fund which invested primarily in common stocks and other securities of companies and governments outside the United States.

         o Navistar International Corporation Common Stock Pooled Fund is a pool consisting primarily of Navistar International Corporation Common Stock and a small amount of short-term cash investments. Navistar International Corporation ("Navistar") is the parent of the Company.

             The shares of Navistar International Corporation and the units of a money market fund are pooled in a master trust and represented by units of the Navistar Stock Pool (the "Pool"). The value of each unit of the Pool is represented in terms of "net asset value" ("NAV"). The NAV per unit of the Pool is determined by dividing the value of all assets of the Pool by the total number of outstanding units of the Pool.

             The plans participating in the master trust are allocated units of the Pool based on their respective percent interest and share in the assets of the Pool, investment income generated by assets of the Pool, and the gains/losses of the assets of the Pool by way of the increase/decrease of the NAV of each participating plan's allocated units of the Pool. Except that each participating plan may hold a different number of units of the Pool, each participating plan shares equally in the assets and investment experience of the Pool since the same NAV applies to all units of the Pool.

             The participating plans in the Master Trust Fund and their percent interest as of December 31, 1998 are as follows:

               Navistar International Transportation Corp.
               401(k) Retirement Savings Plan                         70.2%

               Navistar International Transportation Corp.
               401(k) Plan for Represented Employees                  25.9%

               Navistar Retirement Accumulation Plan                   3.9%

         The following table presents the carrying value of investments of the Master Trust Fund as of December 31, 1998 and 1997 and the components of investment income for the two years then ended.

                                                          1998          1997
                                                          ----          ----

           Cash and cash equivalents                  $   176,042   $   148,796
           Navistar International Corporation
             Common Stock                              11,177,596     5,338,075
                                                      -----------   -----------
           Total investments                          $11,353,638   $ 5,486,871
                                                      ===========   ===========

           Net realized/unrealized appreciation
             in fair value of investments             $ 1,298,552   $ 2,176,820
           Interest and dividend income                    14,174         5,081
                                                      -----------   -----------
           Total investment income                    $ 1,312,726   $ 2,181,901
                                                      ===========   ===========

         Investment of Company Matching and Discretionary Contributions - The Company controls the investment of these contributions. The Company employs professional investment managers, as selected by the Pension Fund Investment Committee of the Company, to manage such investment portfolio. It is intended that the assets will be invested on a long-term basis, consistent with the purpose of the Plan to provide retirement benefits. Such Plan assets for the years ended December 31, 1998 and 1997 were invested in the Frank Russell Aggressive Balanced Fund, a mutual fund which invested in common stocks of United States and foreign companies and in intermediate bonds.

         Participant Accounts - Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option.

         Loans to Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and discretionary contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from 1 to 5 years, with the exception of loans made for the purchase of a principal residence, which must be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

         Payment of Benefits - Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

         A  participant's   vested  account  is  distributable  at  the  time  a
         participant separates from service with the Company, suffers a total and permanent disability or dies.

         When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until age
         65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar Common Stock, the distribution will be made in cash.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition - Participant loans are valued at cost which approximates market value. All other investments are presented at published market values. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

         Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

         Participant Withdrawals - As of December 31, 1998 and December 31, 1997, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

3.       TAX STATUS OF THE PLAN

         Application has not yet been made to the Internal Revenue Service for a determination letter as to whether the Plan qualified under Sections 401(a) and 401(k) of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and thus the Plan and related trust are exempt from federal income taxes under Section 501(a) of the Code as of the financial statement date. Therefore, no provision for income taxes is included in the Plan's financial statements.

4.       AMENDMENT OR TERMINATION OF THE PLAN

         Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

5.       INVESTMENTS EXCEEDING 5 PERCENT OF NET ASSETS

         The Plan's investments which exceeded 5 percent of net assets available for benefits as of December 31, 1998 and 1997 are as follows:

                                                          1998           1997
                                                          ----           ----
         Navistar Pooled Stock
           Master Trust Fund                           $  445,304     $  142,410
         American Express Trust
           Collective Income Fund II                         *           219,663
         American Express Trust
           Equity Index Fund                            1,089,170        241,973
         IDS New Dimensions Fund (Y)                    1,160,524        368,141
         Templeton Foreign Fund                              *           131,028
         Frank Russell Aggressive Balanced Fund         1,335,086        229,480


         *This investment did not exceeed 5 percent of the net assets available for benefits as of December 31, 1998.

6.       BY FUND INFORMATION

         Investment income, participant pre-tax contributions, benefits paid to participants and transfers from other qualified plans, by separate investment fund, are as follows for the years ended December 31, 1998 and 1997.

                                                         1998          1997
                                                         ----          ----
         Net realized/unrealized  appreciation
          (depreciation) in fair value of investments:
             Navistar Pooled Stock
               Master Trust Fund                       $   57,959    $  25,236
             American Express Trust
               Collective Income Fund II                    6,845        1,617
             American Express Trust
               Equity Index Fund                          163,883       23,334
             IDS Selective Fund (Y)                           785          114
             IDS New Dimensions Fund (Y)                  135,787          481
             Templeton Foreign Fund                       (45,700)     (15,937)
             Frank Russell Aggressive
               Balanced Fund                              171,457       31,278
                                                       ----------    ---------
         Total                                         $  491,016    $  66,123
                                                       ==========    =========

         Interest and dividend income:
             Navistar Pooled Stock
               Master Trust Fund                       $    2,279    $    (514)
             American Express Trust
               Collective Income Fund II                      309            1
             American Express Trust
               Equity Index Fund                              125          172
             IDS Selective Fund (Y)                        13,824        2,287
             IDS New Dimensions Fund (Y)                   68,242       27,941
             Templeton Foreign Fund                        31,334       12,980
             Frank Russell Aggressive
               Balanced Fund                                5,156          311
                                                       ----------    ---------
         Total                                         $  121,269    $  43,178
                                                       ==========    =========

         Participant pre-tax contributions:
             Navistar Pooled Stock
               Master Trust Fund                       $   67,359    $   6,342
             American Express Trust
               Collective Income Fund II                   64,860       12,031
             American Express Trust
               Equity Index Fund                          294,455       52,679
             IDS Selective Fund (Y)                        66,817       12,355
             IDS New Dimensions Fund (Y)                  371,556       67,573
             Templeton Foreign Fund                       141,143       33,596
                                                       ----------   ----------
         Total                                         $1,006,190   $  184,576
                                                       ==========   ==========


         Benefits paid to participants:
             Navistar Pooled Stock
               Master Trust Fund                       $    1,194   $        -
             American Express Trust
               Collective Income Fund II                      351            -
             American Express Trust
               Equity Index Fund                            8,141        1,842
             IDS Selective Fund (Y)                           901            -
             IDS New Dimensions Fund (Y)                   18,388          899
             Templeton Foreign Fund                         7,838            -
             Participant loans                              3,471            -
                                                       ----------   ----------
         Total                                         $   40,284   $    2,741
                                                       ==========   ==========

                                                           1998         1997
                                                           ----         ----

         Transfers from other qualified plans - net:
           Navistar Pooled Stock
             Master Trust Fund                         $    1,092   $   83,730
           American Express Trust
             Collective Income Fund II                        490        5,748
           American Express Trust
             Equity Index Fund                              3,211       65,765
           IDS Selective Fund (Y)                           1,734       21,802
           IDS New Dimensions Fund (Y)                     17,376       75,548
           Templeton Foreign Fund                          16,922       36,979
           Participant loans                                6,003        4,377
                                                       ----------   ----------
         Total                                         $   46,828   $  293,949
                                                       ==========   ==========


         Rollovers from other qualified plans:
           Navistar Pooled Stock
             Master Trust Fund                         $   64,578   $   52,317
           American Express Trust
             Collective Income Fund II                     13,672      199,062
           American Express Trust
             Equity Index Fund                            401,796       90,801
           IDS Selective Fund (Y)                         128,527       36,702
           IDS New Dimensions Fund (Y)                    316,194      239,012
           Templeton Foreign Fund                          71,368       82,251
                                                       ----------   ----------
         Total                                         $  996,135   $  700,145
                                                       ==========   ==========

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a), DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                        DESCRIPTION OF INVESTMENT,
                                                        INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE, BORROWER,                  RATE OF INTEREST, COLLATERAL,
(1)       LESSOR OR SIMILAR PARTY                       PAR OR MATURITY VALUE                          COST            MARKET VALUE
          -----------------------------------------     --------------------------------------         ----            ------------

 *        Navistar Pooled Stock Master Trust Fund       59,374 units of participation              $ 377,259            $ 445,304

          American Express Trust
            Collective Income Fund II                   10,440 shares of beneficial                  186,344              192,630
                                                          interest, collective investment fund

          American Express Trust Equity Index Fund      31,105 shares of beneficial                  907,254            1,089,170
                                                          interest, collective investment fund

          IDS Selective Fund (Y)                        34,088 shares of beneficial                  315,330              316,128
                                                          interest, mutual fund

          IDS New Dimensions Fund (Y)                   40,233 shares of beneficial                1,036,093            1,160,524
                                                          interest, mutual fund

          Templeton Foreign Fund                        34,776 shares of beneficial                  341,382              291,773
                                                          interest, mutual fund

          Frank Russell Aggressive Balanced Fund        89,047 shares of beneficial                1,142,362            1,335,086
                                                          interest, mutual fund

          Participant Loans                             Interest rates ranging from                  123,667              123,667
                                                          8.16% - 9.50%, (maturing                ----------           ----------
                                                          2000 through 2008)

          TOTAL INVESTMENTS                                                                       $4,429,691           $4,954,282
                                                                                                  ==========           ==========

(1)  An asterisk indicates a party-in-interest.

------------------------------------------------------------------------------------------------------------------------------------

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1998
------------------------------------------------


Single Transactions Exceeding 5% of Value:
                                                                 Number       Number
                                               Description         of          of
        Identity of Issue                       of Asset        Purchases     Sales     Purchases         Sales         Net Gain
---------------------------------------       -------------     ---------     -----     ---------         -----         --------

IDS New Dimensions Fund (Y)                   Mutual Fund           1                   $   75,364

IDS New Dimensions Fund (Y)                   Mutual Fund                        1                       $131,527       $  1,625

American Express Trust                        Collective
  Equity Index Fund                           Investment Fund       1                       87,456

Navistar Pooled Stock
  Master Trust Fund                           Company Stock         1                      131,527

Frank Russell Aggressive                      Mutual Fund           2                      774,196


Series of Transactions with the Same Broker Exceeding 5% of Value:

                                                                  Number      Number
                                               Description         of          of
        Identity of Issue                       of Asset        Purchases     Sales     Purchases         Sales         Net Gain
---------------------------------------       -------------     ---------     -----     ----------        -----         --------

Navistar Pooled Stock Master Trust Fund       Company Stock        56                   $  298,891

Navistar Pooled Stock Master Trust Fund       Company Stock                     11                      $  352,851      $  9,872

Frank Russell Aggressive Balanced Fund        Mutual Fund          29                    1,077,774

Frank Russell Aggressive Balanced Fund        Mutual Fund                       45                          82,181         9,843
------------------------------------------------------------------------------------------------------------------------------------

NAVISTAR RETIREMENT ACCUMULATION PLAN
-------------------------------------

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1998
------------------------------------------------

Series of Transactions in Same Security Exceeding 5% of Value:

                                                                  Number      Number
                                               Description         of          of                                       Net Gain
        Identity of Issue                       of Asset        Purchases     Sales     Purchases         Sales          (Loss)
---------------------------------------       -------------     ---------     -----     ---------         -----         --------
IDS New Dimensions Fund (Y)                   Mutual Fund           85                  $  754,518

IDS New Dimensions Fund (Y)                   Mutual Fund                       22                       $ 97,922       $  9,378

IDS Selective Fund (Y)                        Mutual Fund           76                     259,440

IDS Selective Fund (Y)                        Mutual Fund                       15                         13,292             79

American Express Trust                        Collective
  Collective Income Fund II                   Investment Fund       43                     121,551

American Express Trust                        Collective
  Collective Income Fund II                   Investment Fund                   19                        151,736          2,261

American Express Trust                        Collective
  Equity Index Fund                           Investment Fund       80                     704,555

American Express Trust                        Collective
  Equity Index Fund                           Investment Fund                   18                         21,240          4,923

Navistar Pooled Stock
  Master Trust Fund                           Company Stock         56                     298,891

Navistar Pooled Stock
  Master Trust Fund                           Company Stock                     11                         53,960          9,872

Templeton Foreign Fund                        Mutual Fund           53                     254,458

Templeton Foreign Fund                        Mutual Fund                       19                         48,011        (12,503)

Frank Russell Aggressive
  Balanced Fund                               Mutual Fund           29                     998,279

Frank Russell Aggressive
  Balanced Fund                               Mutual Fund                       45                         64,131          9,843

Note: The above list of reportable transactions, provided by American Express Trust, was determined by comparing the current value of the transactions, or series of transactions, on the transaction date(s), with 5 percent of the current value of the Trust assets at the beginning of the Plan year; and, as such, may include transactions which represent 5 percent of the assets of the Trust, but may not represent transactions which represent 5 percent of Plan assets.

--------------------------------------------------------------------------------

                                     - 13 -